January 22, 2026

Sardar Biglari
Chief Executive Officer
Biglari Holdings Inc.
19100 Ridgewood Parkway, Suite 1200
San Antonio, Texas 78259

        Re: Biglari Holdings Inc.
            Registration Statement on Form S-3
            Filed January 16, 2026
            File No. 333-292783
Dear Sardar Biglari:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eddie Kim at 202-551-8713 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:    Michael R. Neidell, Esq.